

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 13, 2020

Sally Rau
General Counsel
Cambium Networks Corp
3800 Golf Road, Suite 360
Rolling Meadows, Illinois 60008

      Re: Cambium Networks Corp
          Registration Statement on Form S-3
          Filed November 10, 2020
          File No. 333-250005

Dear Ms. Rau:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Geoff Kruczek at (202) 551-3641 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing

cc: Martin Wellington